UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Officer Changes

On April 30, 2024, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) appointed Stuart Simpson as Chief Executive Officer of the Company and designated Mr. Simpson as the Company's principal executive officer, each with effect on May 1, 2024, succeeding Stephen Fitzpatrick in such roles. On April 30, 2024, Mr. Fitzpatrick notified the Board of his resignation as the Chief Executive Officer of the Company, also effective on May 1, 2024. The Company is currently undertaking a search for a new Chief Financial Officer.

Mr. Simpson served as the Company’s Chief Financial Officer prior to this appointment. He is a former FTSE 100 C-level Executive at Avast and Royal Mail Group who also held senior positions at General Motors and was a Board member of GLS Group, and will take responsibility for leading the execution of the Company’s strategy as it progresses towards certification of the VX4 aircraft, bringing it to market, and launching further fundraising activity.

Director Changes

Mr. Fitzpatrick will continue to serve on the Company’s Board as a non-executive director.

On April 25, 2024, upon recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), the Board appointed Benjamin Story to serve as a director of the Company, effective immediately.

Mr. Story is a former Director and Executive Team member at Rolls-Royce, Board member at Transport for London and Managing Director at Citi. He brings 30 years of experience at the highest level of industrial technology, energy, transportation, and global finance and will bring invaluable experience to the Company along its path to commercialization.

Committee Changes

On April 25, 2024, upon recommendation of the Nominating Committee, the Board appointed Mr. Story as a member of the Audit Committee of the Board.

Press Release

On May 1, 2024, the Company issued a press release in relation to the director and officer changes, a copy of which is furnished as 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated management and Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6- K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated May 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 1, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer